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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2001

OR
____	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________to_____________________

Commission file number 1-9759

A.	Full title of the plan and the address of the plan, if different from that of the Issuer named below:

IMC Global Inc. Represented Retirement Savings Plan
(formerly Salary Reduction Plan for Hourly Employees of IMC Global Operations Inc.
Represented By United Steelworkers of America at Carlsbad, New Mexico)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

IMC GLOBAL INC.
100 S. Saunders Road Suite 300
Lake Forest, Illinois 60045-2561
847.739.1200

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IMC Global Inc. Represented Retirement Savings Plan
(formerly Salary Reduction Plan for Hourly Employees of IMC Global Operations Inc.
Represented By United Steelworkers of America at Carlsbad, New Mexico)

Financial Statements and Supplemental Schedule

Years ended December 31, 2001 and 2000
with Report of Independent Auditors

Employer Identification #36-3492467
Plan #019

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IMC Global Inc. Represented Retirement Savings Plan
(formerly Salary Reduction Plan for Hourly Employees of IMC Global Operations Inc.
Represented By United Steelworkers of America at Carlsbad, New Mexico)

Financial Statements
and Supplemental Schedule

Years ended December 31, 2001 and 2000

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Report of Independent Auditors

Plan Administrator
IMC Global Inc. Represented Retirement Savings Plan
(formerly Salary Reduction Plan for Hourly Employees of IMC Global Operations Inc.
Represented by United Steelworkers of America at Carlsbad, New Mexico)

We have audited the accompanying statements of assets available for benefits of the IMC Global Inc. Represented Retirement Savings Plan (formerly Salary Reduction Plan for Hourly Employees of IMC Global Operations Inc. Represented by United Steelworkers of America at Carlsbad, New Mexico) as of December 31, 2001 and 2000, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ernst & Young LLP
Ernst & Young LLP Chicago, Illinois April 15, 2002

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EIN 36-3492467
Plan #019

IMC Global Inc. Represented Retirement Savings Plan
(formerly Salary Reduction Plan for Hourly Employees of IMC Global Operations Inc.
Represented By United Steelworkers of America at Carlsbad, New Mexico)

Statements of Assets Available for Benefits

December 31
	2001	2000
Assets
Interest in master trust funds	$ 7,993,550	$ 801,890
Investments, at fair value	14,965,537	3,241,042
Receivables:
Participant contributions	50,825	18,319
Employer contributions	11,648	6,568
Accrued interest and dividends	-	6,711
Total receivables	62,473	31,598
Assets available for benefits	$23,021,560	$ 4,074,530

See accompanying notes.

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EIN 36-3492467
Plan #019

IMC Global Inc. Represented Retirement Savings Plan
(formerly Salary Reduction Plan for Hourly Employees of IMC Global Operations Inc.
Represented By United Steelworkers of America at Carlsbad, New Mexico)

Statements of Changes in Assets Available for Benefits
	Year ended December 31
	2001	2000
Additions
Investment income:
Interest and dividends	$ 339,125	$ 203,216
Net realized and unrealized appreciation in fair value of investments - Mutual funds	484,517	28,917
Income from master trust funds	525,100	20,953
Total investment income	1,348,742	253,086
Contributions:
Participants	1,157,236	454,591
Employer	256,991	144,683
Total contributions	1,414,227	599,274
Transfers from other plans	16,682,728	-
Total additions	19,445,697	852,360

Deductions
Distributions	439,789	278,415
Transfers to other plans	-	28,281
Administrative fees	4,796	1,200
Other	54,082	-
Total deductions	498,667	307,896
Net increase	18,947,030	544,464
Assets available for benefits - Beginning of year	4,074,530	3,530,066
Assets available for benefits - End of year	$23,021,560	$4,074,530

See accompanying notes.

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EIN 36-3492467
Plan #019

IMC Global Inc. Represented Retirement Savings Plan
(formerly Salary Reduction Plan for Hourly Employees of IMC Global Operations Inc.
Represented By United Steelworkers of America at Carlsbad, New Mexico)

Notes to Financial Statements

Years ended December 31, 2001 and 2000

1. Description of the Plan

Effective October 1, 2001, the following plans were merged into the Salary Reduction Plan for Hourly Employees of IMC Global Operations, Inc. Represented by United Steelworkers of America at Carlsbad: the Salary Reduction Plan for Hourly Employees of IMC-Agrico MP, Inc. Represented by Local #35 International Chemical Workers Union, the Salary Reduction Plan for Hourly Employees of IMC-Agrico MP, Inc. Represented by Local #826 International Chemical Workers Union and the Savings Plan for Hourly Employees of IMC-Agrico MP, Inc. Represented by Local #968 International Chemical Workers Union. On October 1, 2001, the Plan was renamed the IMC Global Inc. Represented Retirement Savings Plan (Plan).

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

Hourly employees at Carlsbad, New Mexico, operations of IMC Global Operations Inc. (the Company) represented by the United Steelworkers of America Local 188-A (Carlsbad Union) are eligible to participate in the Plan immediately upon their date of hire. In connection with the plan mergers described above, the following hourly employees are eligible to participate upon their hire date:

Employees represented by Local 1625 International Chemical Workers Union Council of the United Food and Commercial Workers International Union (Concentrates Union), at the Florida concentrates operations,

Employees represented by Local 35C International Chemical Workers Union Council of the United Food and Commercial Workers International Union (Florida Minerals Union), at the Florida minerals operations, and

Employees represented by Local 1625 International Chemical Workers Union Council of the United Food and Commercial Workers International Union (Port Sutton Union) at the Port Sutton facility.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

The Plan is funded by contributions from participants in the form of payroll deductions of $5 to $500 each pay period. The Company makes matching contributions as follows:

Carlsbad Union	Effective June 1, 2000	50% of employee contributions up to 6% of compensation

	Prior to June 1, 2000	35% of employee contributions up to 6% of compensation

Florida Minerals Union, Concentrates Union, and Port Sutton Union		$0.25 for every $1.00 of contributions up to the first $25 contributed by the employee per pay period

Participants may roll over their vested benefits from other qualified benefit plans to the Plan.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of: (a) the Company contributions, and (b) Plan earnings and is charged with an allocation of certain administrative expenses. Allocations are based on earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Administrative Expenses

Certain administrative expenses of the Plan are borne by the Company.

Investment Programs

Prior to October 1, 2001, the Plan's investments were administered by Marshall & Ilsley Trust Company. Upon joining the Plan, participants could direct their contributions and Company contributions to a selection of six investment fund options, two of which were pooled funds shared only by other IMC Global Inc. and IMC-Agrico MP, Inc. 401(k) plans. Effective October 1, 2001, the Plan's investments are administered by Putnam Fiduciary Trust Company. A selection of twelve investment options are offered, two of which are pooled funds shared by another IMC Global Inc. plan. Additionally, one of the investment options offered as of October 1, 2001, is a self-managed brokerage account whereby participants can invest self-directed contribution in a variety of investments, including mutual funds, stocks, and bonds.

Participants may elect to change the investment direction of their existing account balances and their future contributions daily.

Vesting

Participants are immediately vested in their accounts.

Withdrawals

Participants may withdraw their interest in the Plan upon termination of employment. Under certain conditions of financial hardship, participants may withdraw funds, but their participation in the Plan will be suspended for at least one year. Full withdrawals are available after age 59 1/2 or in the event of total and permanent disability.

Participants who terminate their employment and have an account balance in excess of $5,000: may (1) receive their distribution in a lump sum; (2) defer their lump sum payment to no later than 70 1/2; or (3) receive annual installment payments for up to 10 years.

Loans to Participants

Participants in the Plan may be granted loans subject to certain terms and maximum dollar or Plan account balance limits, as defined by the Plan. Principal repayments, which are over one to five years for general purpose loans and over one to ten years for residential loans, and related interest income are credited to the borrowing participant's account. Loan payments are made by payroll deductions. Each loan bears interest at the prevailing rate for loans of similar risk, date of maturity, and date of grant.

Plan Termination

Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2. Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

Except for guaranteed investment contracts, investments are stated at fair value. Fair value is the last reported sale price on the last business day of the month for securities traded on a national securities exchange and in the over-the-counter market. Fair value for shares of mutual funds and master trust funds is the net asset value of those shares or units, as determined by the respective funds. Loans to participants are valued at cost, which approximates fair value. Guaranteed investment contracts are carried at contract value.

Net income or loss from the Master Trust is allocated monthly to each participating plan based on the ratio of each plan's equity to the total equity of all participating plans prior to the allocations.

Purchases and sales of securities are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest from investments is recorded on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investment in Master Trust Funds

Assets of the IMC Global Stock Fund and the Stable Value Fund (formerly known as the IMC Global Fixed Income Fund) are invested in shares of the IMC Global Inc. pooled funds shared by other IMC Global Inc. 401(k) plans. The Plan held a 6% and 11% interest, respectively, in the IMC Global Stock Fund and the Stable Value Fund at December 31, 2001. The Plan held a 1% interest in the IMC Global Stock Fund and the IMC Global Fixed Income Fund at December 31, 2000.

The equitable shares in the pooled funds of a participating plan are proportionate to the fair market value of the assets allocable to such participating plan.

The net assets of pooled funds as of December 31, 2001, were as follows:

	IMC Global Stock Fund	Stable Value Fund*
IMC Global Inc. common stock	$25,771,278	$ -
Putnam Stable Value Fund	-	27,562,372
Guaranteed Investment Contracts:
Allstate Life Insurance Co.	-	4,123,600
Rabobank Nederland	-	1,982,509
John Hancock Life Insurance Co.	-	1,766,076
Ohio National Life Insurance Co.	-	5,550,318
SunAmerica Life Insurance Co.	-	4,100,827
Connecticut General Life Insurance Co.	-	4,736,098
Protective Life Insurance Co.	-	5,135,939
Business Men's Assurance Company	-	3,208,624
Pending investment transactions	(243,993)	38,847
Accrued interests and dividends	403	-
Cash equivalents	245,256	-
Net assets	$25,772,944	$58,205,210

*Formerly known as the IMC Global Fixed Income Fund.

The net assets of the pooled funds as of December 31, 2000, were as follows:

	IMC Global Stock Fund	IMC Global Fixed Income Fund
IMC Global Inc. common stock	$22,406,701	$ -
M&I Stable Principal Fund	-	20,346,347
Guaranteed Investment Contracts:
Allstate Life Insurance Co.	-	4,121,961
Rabobank Nederland	-	2,593,751
John Hancock Life Insurance Co.	-	1,664,382
Government Plus Synthetic	-	9,285,886
Ohio National Life Insurance Co.	-	5,223,828
SunAmerica Life Insurance Co.	-	7,981,848
Connecticut General Life Insurance Co.	-	4,495,587
Protective Life Insurance Co.	-	5,135,114
Business Men's Assurance Company	-	3,209,268
Money market fund	-	622,304
Pending investment transactions	1,527,118	-
Accrued interest and dividends	2,316	80,379
Cash	524,672	-
Liabilities	(1,525,000)	-
Net assets	$22,935,807	$64,760,655

Earnings (losses) and expenses, in the pooled balances for the year ended December 31, 2001, are summarized as follows:

	IMC Global Stock Fund	Stable Value Fund*
Interest and dividend income	$ 162,705	$3,840,727
Net realized and unrealized (depreciation) appreciation in fair value of investments:
IMC Global Inc. common stock	(2,446,492)	-
Guaranteed investment contracts	-	42,416
Investments expenses	-	(106,382)
	$(2,283,787)	$3,776,761

*Formerly known as the IMC Global Fixed Income Fund.

Earnings (losses) and expenses in the pooled balances for the year ended December 31, 2000, are summarized as follows:

	IMC Global Stock Fund	IMC Global Fixed Income Fund
Interest and dividend income	$ 274,251	$2,406,558
Net realized and unrealized appreciation in fair value of investments - IMC Global Inc. common stock	2,372,715	-
Investments expenses	-	(165,797)
	$2,646,966	$2,240,761

4. Significant Investments

Individual investments that represent 5% or more of assets available for benefits were as follows:

	December 31
	2001	2000
Mutual funds:
Vanguard Wellington Fund	$ -	$ 438,239
Fidelity Equity-Income Fund	-	755,799
Vanguard Fixed Income Fund	-	1,331,536
Fidelity Magellan Fund	2,777,946	519,174
Putnam Asset Allocation-Balanced Portfolio	5,356,236	-
Putnam Equity Income Fund	3,097,793	-
PIMCO Total Return Fund	1,580,753	-

5. Federal Income Tax Status

The Internal Revenue Service ruled on September 11, 1995, that the Plan qualified under Section 401(a) of the Internal Revenue Code (IRC), and, therefore, the related trust is not subject to tax under present income tax law. The Plan has been amended and restated since receiving the determination letter. However, the plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

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Supplemental Schedule

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EIN 36-3492467
Plan #019

IMC Global Inc. Represented Retirement Savings Plan
(formerly Salary Reduction Plan for Hourly Employees of IMC Global Operations Inc.
Represented By United Steelworkers of America at Carlsbad, New Mexico)

Schedule H, Line 4i -Schedule of Assets (Held at End of Year)

December 31, 2001
Identity of Issuer	Description	Number of Shares	Current Value
Putnam Fiduciary Trust Company*	Putnam Asset Allocation - Balanced Portfolio	545,441	$ 5,356,236
	Putnam Equity Income Fund	210,590	3,097,793
	Fidelity Magellan Fund	26,654	2,777,946
	PIMCO Total Return Fund	151,123	1,580,753
	Putnam Investors Fund	10,412	121,412
	Vanguard Windsor II Fund	3,260	83,443
	S&P 500 Index Fund	2,730	76,036
	T. Rowe Price Small Cap Stock Fund	2,966	75,164
	Putnam Asset Allocation - Growth Portfolio	5,573	53,732
	Putnam International Growth Fund	1,288	25,697
	Capital Guardian Emerging Markets Equity Fund	3,589	23,440
	Putnam Asset Allocation - Conservative Portfolio	490	4,269
	Pending Account	-	80,058
Loans to participants	Varying maturities with interest rates ranging from 6.00% to 9.50%	-	1,609,558
			$14,965,537

*Indicates party in interest to the Plan.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, I the Undersigned Chairman of the Employee Benefits Committee, have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

IMC GLOBAL INC. REPRESENTED RETIREMENT SAVINGS PLAN
(formerly Salary Reduction Plan for Hourly Employees of IMC Global Operations Inc.
Represented By United Steelworkers of America at Carlsbad, New Mexico)

/s/ Stephen P. Malia Stephen P. Malia Chairman of the Employee Benefits Committee

Date: June 24, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons in their capacities as members of the Employee Benefits Committee and on the dates indicated.

Signature	Title	Date
/s/ J. Reid Porter J. Reid Porter	Executive Vice President and Chief Financial Officer	June 24, 2002
/s/ Stephen P. Malia Stephen P. Malia	Senior Vice President Human Resources	June 24, 2002
/s/ E. Paul Dunn, Jr. E. Paul Dunn, Jr.	Vice President Finance and Treasurer	June 24, 2002
/s/ Mary Ann Hynes Mary Ann Hynes	Senior Vice President and General Counsel	June 24, 2002
/s/ James O. Siemers James O. Siemers	Director of Compensation and Benefits	June 24, 2002

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Exhibit 23

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-42074) pertaining to the IMC Global Inc. Represented Retirement Savings Plan (formerly Salary Reduction Plan for Hourly Employees of IMC Global Operations Inc. Represented by United Steelworkers of America at Carlsbad, New Mexico) of our report dated April 15, 2002, with respect to the financial statements of the IMC Global Inc. Represented Retirement Savings Plan (formerly Salary Reduction Plan for Hourly Employees of IMC Global Operations Inc. Represented by United Steelworkers of America at Carlsbad, New Mexico) included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

/s/ Ernst & Young LLP
Ernst & Young LLP Chicago, Illinois June 21, 2002

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